UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated March 30, 2004
News Release dated April 2, 2004

..

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

(Registrant)

Date: April 7, 2004	By: /s/ Lori E. Beak

Lori E. Beak Secretary

DUNDEE BANCORP RENEWS ITS NORMAL COURSE ISSUER BID

FOR IMMEDIATE RELEASE

March 30, 2004 – Dundee Bancorp Inc. (DBC.A – TSX) today announced that purchases of a maximum of 1,209,969 of its class A subordinate voting shares (“Subordinate Voting Shares”), representing approximately 5% of the 24,199,378 issued and outstanding Subordinate Voting Shares on the date hereof, by means of a normal course issuer bid through the facilities of The Toronto Stock Exchange (“TSX”), will commence on April 1, 2004 and will terminate no later than March 31, 2005. The purchases will be made in accordance with the Policies and rules of the TSX.  The price paid for any Subordinate Voting Shares acquired will be the market price at the time of purchase and all Subordinate Voting Shares purchased under the bid will be cancelled.

Dundee Bancorp purchased an aggregate of 292,044 Subordinate Voting Shares at an average price of $15.09 per share through the facilities of the TSX under a normal course issuer bid which commenced on April 1, 2003 and will expire March 31, 2004.

Dundee believes that the purchase of its Subordinate Voting Shares at current market values represents a good long-term investment for the Company.

For further information please contact:

Lori E. Beak

Corporate Secretary

(416) 365-5165

A copy of the Notice may be obtained upon request from the Secretary of the Corporation, without charge.

DUNDEE BANCORP INC. REPORTS 2003 RESULTS

Toronto – April 2, 2004: DUNDEE BANCORP INC. (TSX:  DBC.A) (the “Company” or “Dundee Bancorp”) announces its financial results for the fourth quarter of 2003 and year ended December 31, 2003.  Reported net earnings for the year 2003 are significantly higher, at $120.9 million or $4.79 per share as compared to $50.3 million or $1.98 per share in 2002.  Earnings in both years included substantial dilution gains - $32.7 million in 2003 and $75.7 million in 2002.  The 2003 results include an extraordinary gain of $20.0 million which results from the accounting for “negative goodwill” related to an acquisition during the year.  Earnings without these results amount to $68.2 million in 2003 as compared to a loss of $25.5 million in 2002.

On December 30, 2003, our subsidiary Dundee Wealth Management Inc. (“Dundee Wealth”) completed the acquisition of Cartier Partners Financial Group Inc. (“Cartier”) which transformed Dundee Wealth into one of the largest independent integrated wealth management companies in Canada.  On a combined basis Dundee Wealth now has over $40 billion in fee paying assets under administration and management with approximately 3,300 financial advisors in over 900 offices across Canada.

Because it was only acquired on December 30, 2003, the operations of Cartier are not included in the outstanding results that Dundee Wealth was able to achieve during 2003.  Dundee Wealth generated EBITDA1 of $99 million in 2003, up from $53 million in 2002.  The increase is due to average fee generating AUM2 and AUA2 increasing by over 22% during the year, ending the year (without Cartier) at $21.2 billion, and performance fees earned growing from $7.4 million in 2002 to $28.9 million in 2003.

To complete the Cartier acquisition, Dundee Wealth raised $190 million in December 2003 by raising equity.  The public subscribed for $100 million and Dundee Bancorp took down $90 million.  The equity issue to the public diluted Dundee Bancorp’s interest in Dundee Wealth from 84% to 68%, and resulted in the creation of a dilution gain of $32.7 million for 2003.

During 2003, net realized investment gains of $39.1 million were earned as compared to $6.3 million in 2002.  The increased gains are primarily as a result of increased market values in 2003 and the requirement to monetize some investment positions in order to subscribe for the additional equity in Dundee Wealth.

1

“EBITDA” which represents earnings before interest, taxes, depreciation and amortization.  EBITDA is set out in the consolidated statements of operations of Dundee Bancorp and is a non-GAAP earnings measure.  The Company uses this measure as a supplement for net earnings and cash flows.

2

“AUA” or “Assets under Administration” which represent the market value of client assets administered in respect of which the Company earns commissions, trailer fees and administrative and other similar fees.  To the extent that AUA are managed by the Company, such assets may also be included in their respective AUM.  “AUM” or “Assets under Management” which represent the market value of client assets managed by the Company on a discretionary basis in respect of which the Company earns an investment management fee.

____________________________ DUNDEE BANCORP INC.	1

Because of the acquisition of that part of Dundee Realty Corporation (“Dundee Realty”) not previously owned as of June 30, 2003, that company is now consolidated into our financial statements.  Our 2003 results includes  pre-tax operating earnings of $14.8 million in land and housing activities for the first time.  The accounting for our purchase whereby we achieved an 85% interest in the company was by a “step purchase” equation and a plan of arrangement.  Generally accepted accounting principles (“GAAP”) requires the allocation of the cost of the purchase to each of the assets and liabilities acquired based on estimated fair values.  The amounts that have been estimated and assumed are in excess of our historical cost of purchase.  That excess “negative goodwill” must be allocated against the long term assets, with an excess amount of $20.0 million booked as an extraordinary gain.

SEGMENTED OPERATING RESULTS
For the year ended December 31, 2003 compared with the year ended December 31, 2002

(in thousands of Canadian dollars)							2003

	Wealth Management	Corporate and Investment Portfolio		Oil and Gas Activities

			International		Real Estate	Intersegment	TOTAL

REVENUES
Management and administration fees	$191,543	$-	$3,677	$-	$-	$-	$195,220
Redemption fees	10,515	-	-	-	-	-	10,515
Financial services	147,152	5,843	470	-	-	(4,816)	148,649
Real estate revenue	-	-	-	-	77,761	-	77,761
Oil and gas sales, net of royalties	-	-	-	11,360	-	-	11,360
Investment income (loss)	1,125	46,744	(889)	(1,233)	-	(1,202)	44,545

	350,335	52,587	3,258	10,127	77,761	(6,018)	488,050
EXPENSES
Selling, general and administrative	136,050	11,044	4,832	1,576	2,311	(3,366)	152,447
Variable compensation	82,144	-	-	-	-	-	82,144
Trailer fees	33,448	-	-	-	-	-	33,448
Operating costs, real estate	-	-	-	-	58,990	-	58,990
Operating costs, oil and gas properties	-	-	-	4,452	-	-	4,452

	251,642	11,044	4,832	6,028	61,301	(3,366)	331,481

OPERATING EBITDA	98,693	41,543	(1,574)	4,099	16,460	(2,652)	156,569
Amortization of deferred sales commissions	42,404	-	-	-	-	-	42,404
Depreciation and amortization	5,057	1,059	122	2,234	1,067	-	9,539
Interest expense	5,211	12,771	14	33	554	(2,652)	15,931
OPERATING EARNINGS (LOSS)	$46,021	$27,713	$(1,710)	$1,832	$14,839	$-	88,695
Equity earnings							8,926
Investment provision							(4,655)
Dilution gain							32,700
Income taxes							(16,242)
Non controlling interest							(8,465)
Extraordinary gain							19,951

NET EARNINGS FOR THE YEAR							$120,910

____________________________ DUNDEE BANCORP INC.	2

(in thousands of Canadian dollars)							2002

	Wealth Management	Corporate and Investment Portfolio		Oil and Gas Activities

			International		Real Estate	Intersegment	TOTAL

REVENUES
Management and administration fees	$127,736	$-	$2,724	$-	$-	$-	$130,460
Redemption fees	9,867	543	-	-	-	-	10,410
Financial services	124,543	4,730	444	-	-	(4,730)	124,987
Real estate revenue	-	-	-	-	-	-	-
Oil and gas sales, net of royalties	-	-	-	6,896	-	-	6,896
Investment income (loss)	4,702	1,826	(18)	4,808	-	(376)	10,942

	266,848	7,099	3,150	11,704	-	(5,106)	283,695

EXPENSES
Selling, general and administrative	118,599	5,726	4,491	1,472	-	(4,730)	125,558
Variable compensation	71,307	-	-	-	-	-	71,307
Trailer fees	22,973	-	-	-	-	-	22,973
Operating costs, real estate	-	-	-	-	-	-	-
Operating costs, oil and gas properties	-	-	-	2,037	-	-	2,037
	212,879	5,726	4,491	3,509	-	(4,730)	221,875
OPERATING EBITDA	53,969	1,373	(1,341)	8,195	-	(376)	61,820
Amortization of deferred sales commissions	34,571	-	-	-	-	-	34,571
Depreciation and amortization	6,122	786	108	1,893	-	-	8,909
Interest expense	2,858	11,486	39	44	-	(376)	14,051

OPERATING EARNINGS (LOSS)	$10,418	$(10,899)	$(1,488)	$6,258	$-	$-	4,289

Equity earnings							2,252
Investment provision							(9,265)
Dilution gain							75,680
Income taxes							(7,448)
Non controlling interest							(15,252)

NET EARNINGS FOR THE YEAR							$50,256

THE WEALTH MANAGEMENT DIVISION

Revenues in the wealth management segment grew over 30% from $266.8 million in 2002 to $350.3 million in 2003.  Contributing to this increase are the following significant factors:

  Average AUM increased from $7.0 billion to $9.2 billion year-over-year, with AUM ending the year at $11.0 billion (without Cartier).

  Reflecting the above average investment performance of Dundee Wealth’s client mutual and other funds, performance fee revenues, before associated expenses, totaled $28.9 million in 2003, substantially above the $7.4 million earned in 2002.

  Financial services revenues increased by $22.6 million, reflecting overall increases in all operating areas including greater commission levels, higher activity in corporate finance and additional trading profits.

Total expenses of the wealth management division, before amortization and interest charges, increased by $38.8 million to $251.6 million.

  Selling, general and administrative expenses increased from $118.6 million to $136.1 million.   Included in this increase is approximately $6 million in variable compensation costs relating to higher performance fee revenues and other criteria as well as over $4 million in sub-advisory fee arrangements, most of which were inherited on acquisitions completed in 2002.  Increases in other variable compensation costs from $71.3 million to $82.1 million and in trailer fee expense from $23.0 million to $33.4 million are consistent with increases in financial services revenues and AUM, respectively.

  Amortization of deferred sales commissions was $42.4 million in 2003 (2002 - $34.6 million).  Business acquisitions completed in 2002 added $32.7 million to the deferred commission pool, accounting for most of the resulting increase in amortization expense.  Commissions are deferred for

____________________________ DUNDEE BANCORP INC.	3

accounting purposes and amortized over a five-year period.  At December 31, 2003, the carrying value of the deferred commission pool was $85 million.  The Company estimates that the contingent redemption fees receivable if all assets sold on a deferred sales charge basis were redeemed on December 31, 2003 would be $156 million.

THE REAL ESTATE DIVISION

Prior to the June 30, 2003 plan of arrangement, we owned approximately 45% of Dundee Realty (which was then initially reduced to 43% at the time of the arrangement due to share issuances).  Following the arrangement, the Company’s interest has been divided into two components: its continuing interest in the assets that are now part of Dundee REIT, which was reduced from 45% to 42% at the time of the arrangement due to share issuances, and which continues to be accounted for on an equity basis in the Corporate and Investment Portfolio Segment; and the Company’s controlling interest in the remaining operations of Dundee Realty, which was increased to 85% by acquiring additional shares.  Since June 30, 2003, Dundee Realty is required to be reported on a consolidated basis.

Earnings for 2003 include $11.6 million related to this excess, $0.2 million relating to amortization, $7.6 million relating to revenue properties sold and $3.8 million relating to land inventory sold in 2003 the values of which were reduced by negative goodwill in respect of our historic purchase price discrepancies.  Although the $7.6 million related to revenue properties that were actually sold in the third quarter, this amount along with the associated taxes has been reported in the fourth quarter which reflects the time at which the purchase price allocation was finalized.

REVIEW OF THE FOURTH QUARTER OF 2003

Net earnings for the fourth quarter of 2003 were $79.0 million, or $3.14 per share, including the extraordinary gain of $20.0 million.  This is an increase of $74.0 million from earnings in the third quarter of 2003.

Revenues in the fourth quarter of 2003 were $183.6 million, an increase of 48% over revenue levels of $123.7 million in the third quarter.  Significant components of this increase are:

  Management and administration fees increased 73% from $42.5 million to $73.6 million in the fourth quarter due to performance fees earned in the wealth management division.

  Investment income was $12.6 million compared to $8.6 million in the third quarter as a result of sales of portfolio investments.

  Revenues from real estate operations increased by $17.9 million, of which $7.6 million was actually earned in the third quarter but was not capable of being reported at that time.

Other expenses, excluding expenses of real estate and oil and gas properties, increased from $68.2 million to $84.8 million in the fourth quarter of 2003.  Approximately $12 million is attributable to increases in the wealth management division and relate to the public issue of subscription receipts, increased financial services activity and the acquisition of Cartier.  The corporate division incurred higher costs in respect of its acquisition of Dundee Realty’s land and housing business.

Interest and amortization during the fourth quarter remained constant at about $18 million.

_
____________________________ DUNDEE BANCORP INC.	4

Cash flows from operating activities before accounting for changes in working capital were $31.3 million compared with $6.6 million in the previous quarter, reflecting increased profitability.

As at December 31, 2003, there were 24,106,378 Class A subordinate voting shares and 1,049,193 Class B common shares outstanding.  During 2003, the Company issued 141,018 subordinate shares and added $1,718,000 to its stated capital as part of its Share Incentive Plan.  In addition, the Company issued 58,866 deferred share units to employees of the Company, each unit entitling the holder to a common share of Dundee Bancorp on retirement.  The Company recognized share based compensation expense of $1.0 million in respect of these units.  During 2003, the Company purchased 314,301 subordinate shares for cancellation pursuant to its normal course issuer bid at an aggregate cost of $4.7 million or approximately $14.94 per share.

FORWARD LOOKING STATEMENTS

This release may contain forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry generally.  They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements.  The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

A review of activities and performance for the Company, together with audited consolidated financial statements and a Management’s Discussion and Analysis, will be published in the Company’s 2003 Annual Report which should be mailed to shareholders on or about May 10, 2004.  Readers are referred to the media release of Dundee Wealth Management Inc. dated April 2, 2004 for more information on that company.

For further information please contact:

Ned Goodman

Joanne Ferstman

President & CEO

Executive Vice President & CFO

Tel: (416) 365-5665

Tel: (416) 365-5010

ngoodman@dundeebancorp.com

jferstman@dundeebancorp.com

____________________________ DUNDEE BANCORP INC.	5

D UN D E E  B A N C O R P I NC.

C O N S O L I D A T E D  B A L A N C E  S H E E T S

(expressed in thousands of Canadian dollars)

	December 31, 2003	December 31, 2002

ASSETS
Cash and short term investments	$148,658	$119,467
Brokerage securities owned	24,978	12,201
Accounts receivable	170,682	48,830
Client accounts receivable	354,347	230,730
Investment portfolio	328,153	428,925
Deferred sales commissions	85,309	81,089
Capital and other assets	626,103	295,163

TOTAL ASSETS	$1,738,230	$1,216,405

LIABILITIES
Bank indebtedness	$21,181	$7,374
Accounts payable and accrued liabilities	186,276	61,977
Brokerage securities sold short	3,966	4,845
Income taxes payable	13,827	613
Client deposits and related liabilities	336,126	260,711
Corporate debt	295,622	238,628
Future income tax liabilities	38,670	54,847

	895,668	628,995

NON CONTROLLING INTEREST	245,927	108,444

SHAREHOLDERS' EQUITY
Share capital
Common shares	288,740	290,727
Contributed surplus	987	-
Retained earnings	308,160	188,239
Foreign currency translation adjustment	(1,252)	-

	596,635	478,966

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,738,230	$1,216,405

____________________________ DUNDEE BANCORP INC.	6

D U N D E E   B A N C O R P   I N C.

C O N S O L I D A T E D    S T A T E M E N T S   O F  O P E R A T I O N S

For the years ended December 31, 2003 and 2002
(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months		Twelve Months
	2003	2002	2003	2002
REVENUES
Management and administration fees	$73,558	$43,647	$195,220	$130,460
Redemption fees	2,477	3,656	10,515	10,410
Financial services	44,923	32,202	148,649	124,987
Real estate revenue	47,845	-	77,761	-
Oil and gas sales, net of royalties	2,157	2,220	11,360	6,896

	170,960	81,725	443,505	272,753
Investment income	12,593	6,391	44,545	10,942

	183,553	88,116	488,050	283,695

EXPENSES
Selling, general and administrative	51,137	36,796	152,447	125,558
Variable compensation	23,841	17,575	82,144	71,307
Trailer fees	9,868	7,756	33,448	22,973
Operating costs, real estate	30,351	-	58,990	-
Operating costs, oil and gas properties	436	573	4,452	2,037

	115,633	62,700	331,481	221,875

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	67,920	25,416	156,569	61,820
Amortization of deferred sales commissions	10,719	11,430	42,404	34,571
Depreciation, depletion and amortization	2,769	2,496	9,539	8,909
Interest expense	4,453	4,266	15,931	14,051

OPERATING EARNINGS	49,979	7,224	88,695	4,289
Share of earnings (losses) of equity accounted investees	(1,332)	(4,646)	8,926	2,252
Increase in investment provision to reflect
decreases in value of investments	(4,655)	(5,292)	(4,655)	(9,265)
Dilution gain	34,012	75,680	32,700	75,680
Income taxes
Current	(15,634)	(1,989)	(19,335)	(10,861)
Future	1,626	(3,481)	3,093	3,413
Non controlling interest	(4,993)	(15,407)	(8,465)	(15,252)

NET EARNINGS BEFORE EXTRAORDINARY ITEM	59,003	52,089	100,959	50,256
Extraordinary gain	19,951	-	19,951	-

NET EARNINGS	$78,954	$52,089	$120,910	$50,256

EARNINGS PER SHARE
Basic earnings per share
Earnings before extraordinary gain	$2.35	$2.06	$4.00	$1.98
Net earnings	$3.14	$2.06	$4.79	$1.98
Diluted earnings per share
Earnings before extraordinary gain	$2.30	$2.05	$3.96	$1.96
Net earnings	$3.07	$2.05	$4.75	$1.96

____________________________ DUNDEE BANCORP INC.	7

D U N D E E   B A N C O R P   I N C.

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H F L O W S

For the years ended December 31, 2003 and 2002

(expressed in thousands of Canadian dollars)

	Three Months		Twelve Months
	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$59,003	$52,089	$100,959	$50,256
Non cash items in earnings:
Depreciation, depletion and amortization	13,488	13,926	51,943	43,480
Net investment (gains) losses - investment portfolio	(10,506)	3,876	(39,101)	2,653
Net investment gains - real estate operations	(7,758)	-	(7,758)	-
Share of unremitted equity (earnings) losses	1,332	4,646	(8,926)	(2,252)
Dilution gain realized on reorganization	(34,012)	(75,680)	(32,700)	(75,680)
Increase in investment provision	4,655	5,292	4,655	9,265
Future income taxes	(1,626)	3,481	(3,093)	(3,413)
Non controlling interest	4,993	15,407	8,465	15,252
Other	1,751	(81)	2,746	1,889

	31,320	22,956	77,190	41,450
Changes in:
Accounts receivable	(33,173)	(8,723)	(34,944)	1,846
Accounts payable and accrued liabilities	30,163	(1,221)	33,201	(3,190)
Bank indebtedness	16,864	(741)	13,807	7,374
Income taxes payable	14,193	2,596	12,271	(662)
Brokerage securities inventory, net	(8,056)	5,286	(10,698)	1,163
Client accounts receivable, net of deposits and related liabilities	(22,112)	18,483	(48,201)	(10,462)
Development of land, housing and condominium inventory	(395)	-	(7,551)	-
Other real estate working capital	35	-	35	-

CASH PROVIDED FROM OPERATING ACTIVITIES	28,839	38,636	35,110	37,519

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	26,594	(2,850)	137,434	12,510
Acquisitions of portfolio investments	(4,143)	1,112	(20,592)	(12,779)
Cash disbursed in business acquisitions	(159,145)	11,627	(158,167)	915
Sales commissions paid on distribution of mutual funds	(11,635)	(6,386)	(37,654)	(26,047)
Acquisitions of shares in subsidiary	-	-	(3,251)	-
Acquisition of land held for development	(2,772)	-	(10,505)	-
Investment in real estate revenue properties	(1,005)	-	(1,005)	-
Proceeds on dispositions of real estate investments	(10,116)	-	8,040	-
Other	(3,107)	(3,139)	(8,746)	(15,209)

CASH (USED IN) PROVIDED FROM INVESTING ACTIVITIES	(165,329)	364	(94,446)	(40,610)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in corporate debt	45,789	(1,930)	3,224	1,058
Decrease in real estate debt	(7,648)	-	(7,648)	-
Issuance of Class A subordinate shares, net of costs	1,079	32	1,640	1,651
Acquisition of Class A subordinate shares	-	(532)	(4,694)	(12,724)
Issuance of shares in subsidiaries to non controlling interest	94,437	25,485	96,554	27,181
Redemption of subsidiary shares from non controlling interest	-	(12,556)	-	(12,556)
Dividends paid to non controlling shareholders	(137)	(133)	(549)	(264)

CASH PROVIDED FROM FINANCING ACTIVITIES	133,520	10,366	88,527	4,346

NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	(2,970)	49,366	29,191	1,255
Cash, beginning of period	151,628	69,884	119,467	117,995

CASH, END OF PERIOD	$148,658	$119,250	$148,658	$119,250

Cash flows from operating activities include the following:
Interest paid	$5,379	$3,852	$16,857	$13,637
Taxes paid	$2,690	$(52)	$9,757	$13,504

____________________________ DUNDEE BANCORP INC.	8